June 2, 2015

Cable One, Inc.

Form 10

File No. 001-36863

Dear Mr. Spirgel:

We refer to the Registration Statement on Form 10 (as amended, the “Registration Statement”) of Cable One, Inc. (the “Company”), File No. 001-36863. In accordance with our conversations with the staff of the U.S. Securities and Exchange Commission (the “Staff”) occurring on June 2, 2015, the Company proposes to make the following revisions to the Information Statement attached as Exhibit 99.1 to the Registration Statement (the “Information Statement”):

1. To replace the third paragraph on page 52 of the Information Statement with the following:

“We offer a complete solution of data, video and voice services in all of our markets. Ranked by share of our total revenue in 2014 they are: residential video (44.3%), residential data (32.6%), business services (data, voice and video) (8.9%), residential voice (7.7%) and advertising sales (4.3%). The growth rates, profit margins and capital intensity of our five product lines vary significantly because of differences in the competition they face, product maturity and vendor dependency. In 2014 our operating cash flow margins for residential data and business services were approximately 4 and 5 times greater, respectively, than for residential video. We define operating cash flow margin for a product line as operating cash flow attributable to that product line divided by revenue attributable to that product line (see the section entitled “Summary Historical Financial Data” for the definition of operating cash flow and a reconciliation of operating cash flow to income from operations, which is the most directly comparable GAAP measure). This margin disparity is largely the result of significant programming costs and retransmission fees incurred to deliver residential video services, which in each of 2012, 2013 and 2014 represented between 50% and 60% of total residential video revenues (in addition to the other material direct and indirect costs associated with residential video). None of our other product lines has direct costs representing as substantial a portion of revenues as programming costs and retransmission fees represent for residential video, and indirect costs are allocated equally on a per PSU basis. Programming costs and retransmission fees have a meaningfully lower impact on business service margins than residential video because business services include video, data and voice, diminishing the relative impact of programming costs and retransmission fees on that product line as a whole.”

2. To replace the third paragraph under the heading “Our Business” on page 68 of the Information Statement with the following:

“We generate revenues through five primary products. Ranked by share of our total revenue in 2014 they are residential video (44.3%), residential data (32.6%), business services (data, voice and video – 8.9%), residential voice (7.7%) and advertising sales (4.3%). The profit margins, growth rates and capital intensity of our five products vary significantly due to competition and product maturity. In 2014 our operating cash flow margins for residential data and business services were approximately 4 and 5 times greater, respectively, than for residential video. We define operating cash flow margin for a product line as operating cash flow attributable to that product line divided by revenue attributable to that product line (see the section entitled “Summary Historical Financial Data” for the definition of operating cash flow and a reconciliation of operating cash flow to income from operations, which is the most directly comparable GAAP measure). This margin disparity is largely the result of significant programming costs and retransmission fees incurred to deliver residential video services, which in each of 2012, 2013 and 2014 represented between 50% and 60% of total residential video revenues (in addition to the other material direct and indirect costs associated with residential video). None of our other product lines has direct costs representing as substantial a portion of revenues as programming costs and retransmission fees represent for residential video, and indirect costs are allocated equally on a per PSU basis. Programming costs and retransmission fees have a meaningfully lower impact on business service margins than residential video because business services include video, data and voice, diminishing the relative impact of programming costs and retransmission fees on that product line as a whole.”

Subject to the approval of the Staff, the Company confirms it intends to file these revisions in a fourth amendment to the Registration Statement.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

           /s/ Eric L. Schiele

Mr. Larry Spirgel

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street N.E.

                Washington, D.C. 20549-3628

Copies to:

Ms. Celeste Murphy

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street N.E.

                Washington, D.C. 20549-3628

Mr. William Mastrianna

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street N.E.

                Washington, D.C. 20549-3628

Encls.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Mr. Thomas O. Might

    Chief Executive Officer

        Cable One, Inc.

            210 E. Earll Drive

                Phoenix, AZ 85012

VIA EMAIL